Exhibit 12.1

STATEMENTS: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Years Ended December 31,
(dollars in thousands)	2009	2008	2008	2007	2006	2005	2004
Net income	$9,145	$13,355	$39,912	$41,310	$35,695	$22,000	$27,339
Income tax expense	4,048	6,266	15,870	17,160	14,535	8,162	12,174

Income before income tax expense	$13,193	$19,621	$55,782	$58,470	$50,230	$30,162	$39,513
Fixed charges
Interest on short-term and other borrowings	$6,190	$8,899	$29,807	$34,430	$15,655	$13,852	$10,144

Fixed charges excluding interest on deposits	6,190	8,899	29,807	34,430	15,655	13,852	10,144
Interest on deposits	17,844	25,585	96,376	104,297	58,116	36,598	23,837

Fixed charges including interest on deposits	$24,034	$34,484	$126,183	$138,727	$73,770	$50,450	$33,982
Preferred stock dividends	3,350	—	348	—	—	—	—

Fixed charges including preferred stock dividends	$27,384	$34,484	$126,531	$138,727	$73,770	$50,450	$33,982

Earnings for ratio computations (1)
Excluding interest on deposits	$19,383	$28,520	$85,589	$92,900	$65,885	$44,014	$49,657
Including interest on deposits	$37,227	$54,105	$181,965	$197,197	$124,000	$80,612	$73,495
Ratio of earnings to fixed charges (2)
Excluding interest on deposits	3.13	3.20	2.87	2.70	4.21	3.18	4.90
Including interest on deposits	1.55	1.57	1.44	1.42	1.68	1.60	2.16
Ratio of earnings to fixed charges and preferred dividends (2)
Excluding interest on deposits	2.03	3.20	2.84	2.70	4.21	3.18	4.90
Including interest on deposits	1.36	1.57	1.44	1.42	1.68	1.60	2.16

(1)	Earnings are the sum of income before income tax expense and fixed charges.
(2)	For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.